Exhibit 99.1

Presentation by President of China Yuchai
at Special General Meeting

Singapore, Singapore – September 3, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that a presentation to shareholders will be made by its President, Mr. Boo Guan Saw prior to the commencement of proceedings of the Special General Meeting on September 4, 2009.

The presentation will contain a brief overview of the Company and its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), discuss the impact of the stimulus measures implemented by the Chinese government in response to the global economic crisis which together with economic spending are the main drivers of growth and address the competitive structure and important purchasing factors in the truck, bus and construction equipment markets in China. A brief review of key historical financial data together with information on the various diesel engine products to provide solutions to a range of customers as well as the Company’s emphasis on ‘green’ technology through alternative fuel technologies will be provided. Mr. Saw will also address GYMCL’s main competitive advantages, namely its good reputation, well established brand name, diversified product lines, its extensive sales and service network, R&D capabilities and identify the key focus areas for growth.

A copy of the presentation slides will be made available on the Company’s website at http://www.cyilimited.com

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@us.grayling.com

dixon.chen@us.grayling.com